# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TRIO-TECH INTERNATIONAL, CIK 0000732026
CUSIP: 896712205
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 16139 WYANDOTTE ST., VAN NUYS, California (CA), 91406
Date of event which requires filing of this statement: 12/16/2025
Amends the filing with accession number 0001415889-10-000076
Filed by CIK 0001247606
Persons authorized to receive notices and communications: Richard M. Horowitz, 1180 S. Beverly Drive, Suite 740, Los Angeles, California (CA), 90035, (310) 278-5943

## Reporting persons
- HOROWITZ RICHARD M (CIK 0001247606): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 902,353; shared voting power 0; sole dispositive power 902,353; shared dispositive power 0; aggregate amount beneficially owned 902,353 (8.6% of the class)
  Comment: (1) Note to Row 7, 9 and 11: Includes 664,784 shares of the Issuer's common stock, no par value ("Common Stock") and options to purchase 237,569 shares of Common Stock exercisable within 60 days of the date of this report.
  
  (2) Note to Row 13: Based on 10,298,449 shares of the Common Stock issued and outstanding as of June 18, 2026, based on corporate records of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: TRIO-TECH INTERNATIONAL
Address of issuer's principal executive offices: 16139 WYANDOTTE ST., VAN NUYS, California (CA), 91406
Comment: This Amendment No. 1 ("Amendment") to Schedule 13D amends and supplements the statement on 13D originally filed on April 16, 2010 by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission ("SEC").

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Richard M. Horowitz, an individual.
Residence or business address: The address of the Reporting Person for this filing is: 1180 S. Beverly Drive, Suite 740, Los Angeles, California 90035.
Present principal occupation or employment: Mr. Horowitz is a director of the Company. Mr. Horowitz's principal occupation is as President of Management Brokers Insurance Agency, the principal business address of which 1180 S. Beverly Drive, Suite 740, Los Angeles, California 90035.
Criminal convictions in the last five years: The Reporting Person was not, during the last five years, convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Horowitz is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities reported herein include shares that were acquired by the Reporting Person through grants of shares by the Issuer from time to time and through the use of personal funds. Of the 902,353 shares deemed beneficially owned by Mr. Horowitz, 237,569 are subject to currently exercisable options.

## Item 4. Purpose of Transaction
Purpose of transaction: Mr. Horowitz holds the shares of Company Common Stock beneficially owned and deemed to be beneficially owned by him for investment. The Reporting Person has no current plans or proposals which relate to or would result in any of the matters described in paragraphs (a) though (j) of Item 4 of Schedule 13D. Mr. Horowitz may in the future acquire additional shares of Common Stock or other Issuer securities or dispose of some or all of the shares of Common Stock or other securities held by the Reporting Person in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Person may deem advisable subject to applicable securities law and regulations.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mr. Horowitz may be deemed to beneficially own an aggregate of 902,353 shares of the Issuer's common stock, including 237,569 options to purchase shares of Common Stock (the "Options") exercisable within 60 days of the date of this report, representing approximately 8.56% of the Issuer's shares of common stock outstanding.

The percentage of ownership of shares set forth in this Schedule 13D is based on 10,298,449 shares of the Common Stock issued and outstanding as of June 18, 2026, based on corporate records of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote: 902,353
Shared power to vote: 0
Sole power to dispose: 902,353
Shared power to dispose: 0
Transactions in the class effected during the past sixty days: On December 16, 2025, Mr. Horowitz gifted an aggregate of 40,000 shares of Common Stock to trusts, of which Mr. Horowitz has no beneficial ownership. On May 18, 2026, Mr. Horowitz disposed of 67,500 shares of Common Stock in an open market sale at a weighted average sale price of $18.1003.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- HOROWITZ RICHARD M: /s/ Richard M.Horowitz, Richard M.Horowitz (06/25/2026)